NEWS RELEASE

March 26, 2010

Symbol: Canada TSX.V – TVC

 Frankfurt – TGP

TOURNIGAN AMENDS STOCK OPTION PLAN

Vancouver, March 26, 2010 – Tournigan Energy Ltd. (“Tournigan”) (TVC: TSX-V; TGP: Frankfurt)

The directors of Tournigan today granted a total of 3,000,000 incentive stock options of the capital stock of the company to directors, officers, employees and consultants exercisable for up to a five year period at an exercise price of $0.30.  Furthermore the directors have listened to the concern of its shareholders regarding the proportion of stock options as a form of compensation and have today modified the Company’s stock option plan from a 10% rolling plan to a 5% rolling plan. Accordingly the directors, with the agreement of the holders of the stock options, have immediately cancelled 3,698,333 incentive stock options so that there are now a total of 5,725,000 stock options outstanding or 4.7% of the issued and outstanding share capital of Tournigan.

Tournigan’s annual and special meeting is to be held on Tuesday March 30, 2010 and at this meeting shareholders will be asked to renew this amended stock option plan.

About Tournigan Energy Ltd.

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320 or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com